UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 000-29970

THE DESCARTES SYSTEMS GROUP INC.
(Translation of registrant’s name into English)

120 Randall Drive
Waterloo, Ontario
Canada N2V 1C6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

The Company publicly disclosed the following information on September 29, 2009:

Adoption of New Accounting Standard and Resulting Retrospective Adjustment of Fiscal 2009 Financial Statements

Subsequent to its fiscal year ended January 31, 2009 (“fiscal 2009”), the Company retrospectively adopted Statement of Financial Accounting Standards (“SFAS”) No. 141R, “Business Combinations” (“SFAS 141R”). As a result of this retrospective adoption, the Company’s fiscal 2009 consolidated financial statements will be retrospectively adjusted to expense US$258,000 of deferred acquisition-related costs that were previously capitalized under the provisions of SFAS No. 141, “Business Combinations”. This required adjustment will result in a US$258,000 decrease to the US$146,120,000 in total assets on the Company’s previously reported fiscal 2009 consolidated balance sheet, and a corresponding US$258,000 reduction to the US$20,468,000 in net income on the Company’s previously reported fiscal 2009 consolidated statement of operations. The effect of retrospectively adopting SFAS 141R on the Company’s previously reported fiscal 2009 consolidated financial statements is described more fully in Note 18 to the Company’s adjusted fiscal 2009 statements, which the Company expects to file by October 1, 2009 on SEDAR (www.sedar.com).

Safe Harbour Statement

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. Descartes cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the timing of filing of Descartes’ adjusted fiscal 2009 consolidated financial statements. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements which include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Ontario Securities Commission and other securities commissions across Canada, including Descartes' Annual Report for the fiscal year ended January 31, 2009. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE DESCARTES SYSTEMS GROUP INC.

(Registrant)

By:	/s/ J. Scott Pagan
Name:	J. Scott Pagan
Title:	Executive Vice President of Corporate Development, General Counsel and Corporate Secretary

Date: September 29, 2009